UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934


                       ANCHOR GLASS CONTAINER CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                    03304B300
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                                 (CUSIP Number)

                                                   with a copy to:
    Jonathan Gallen                                Robert G. Minion, Esq.
    299 Park Avenue                                Lowenstein Sandler PC
    New York, New York 10171                       65 Livingston Avenue
    (212) 284-7966                                 Roseland, New Jersey  07068
                                                   (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 18, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         03304B300
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:                473,591*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           473,591*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:       473,591*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):       1.9%*
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14. Type of Reporting Person (See Instructions):  IA, IN
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* As of April 18, 2006, Ahab Partners, L.P. ("Partners") and Ahab International,
Ltd. ("International") held in the aggregate 473,591 shares of common stock, par value $0.10 per share (the "Shares") of Anchor Glass Container Corporation. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Partners and International. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 473,591 Shares, or 1.9% of the Shares issued and outstanding as of April 18, 2006.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed with the Securities and Exchange Commission on May 10, 2005, there were 24,680,843 Shares issued and outstanding as of April 29, 2005.

          As of April 18, 2006, the Funds and the Accounts held in the aggregate 473,591 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 473,591 Shares, or 1.9% of the Shares issued and outstanding as of April 18, 2006.

          Since the filing of Amendment No. 1 to this Schedule 13D, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction), were the sale by the Funds of 1,000,000 Shares, at a price of $0.0128 per share, effected on April 18, 2006.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April 19, 2006


                                             /s/ Jonathan Gallen
                                             -----------------------------------
                                             Jonathan Gallen, in his capacity as
                                             the  investment  adviser  for  Ahab
                                             Partners, L.P., Ahab International,
                                             Ltd. and the Accounts


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).